EXHIBIT 3

Coal Companies Announce Merger

PITTSBURGH, May 28 /PRNewswire/ -- Rochester & Pittsburgh Coal Company (OTC Bulletin Board: RPTC - news) and CONSOL Commonwealth Inc., a member of the CONSOL Coal Group, announced today that the two companies have agreed to merge through a cash transaction in which CONSOL Commonwealth will pay $43.50 per share for R&P shares. Total value of the shares acquired will be approximately $150 million when the transaction is concluded.

CONSOL also announced that it had entered into a stockholders agreement with the holders of a majority of R&P's outstanding common stock, granting CONSOL an irrevocable proxy to vote their shares in favor of the approval and adoption of the merger agreement and an option to purchase those shares, exercisable under certain circumstances, at a price of $43.50 per share.

Rochester & Pittsburgh Coal Company, headquartered in Indiana, Pa., principally is engaged in production and sale of bituminous coal in Pennsylvania through three of its subsidiaries that operate six underground mines. Rochester & Pittsburgh mines, exclusive of Mine 84 during its development stage, produced approximately 5.0 million tons of coal in 1997 and had sales of approximately $210 million.

CONSOL Coal Group, with general offices in Pittsburgh, Pa., has 24 bituminous coal-mining complexes in six Eastern states and the Canadian province of Alberta. CONSOL mines produced 72.8 million tons in 1997 and had revenues for the year of $2.3 billion.

The merger has been approved by the boards of directors of both companies. The merger is expected to be completed during the third quarter, following regulatory reviews, proxy solicitation and a vote by the shareholders of Rochester & Pittsburgh Coal Company.